UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Highlight Networks, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

431106103
(CUSIP Number)

Legacy International Holdings Group, LLC. Jose R. Mayorquin 2371 Fenton Street Chula Vista, CA 91914
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431106103 (Common Stock)

1.	Names of Reporting Persons.
Legacy International Holdings Group, LLC.

I.R.S. Identification Nos. of above persons (entities only). The Reporting Person does not have an identification number issued by the Internal Revenue Service.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
USA

Number of	7. Sole Voting Power
Shares Bene-	57,000,000 shares of Common Stock (direct)
ficially	8. Shared Voting Power
Owned by Each	0
Reporting	9. Sole Dispositive Power
Person With:	57,000,000 shares of Common Stock (direct)
10. Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
57,000,000 shares of Common Stock (direct ownership)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

98% of Common Stock

14.	Type of Reporting Person (See Instructions)
CO –Corporation

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share of Highlight Networks, Inc., a Nevada corporation (the "Issuer"), with principal executive offices located at 2371 Fenton Street, Chula Vista, CA 91914.

Item 2. Identity and Background

This statement is filed by Legacy International Holdings Group, LLC, an entity with a mailing address for notice purposes of 2371 Fenton Street, Chula Vista, CA 91914. Jose R. Mayorquin controls Legacy International Holdings Group, LLC, which owns 98% of the issuer. Mr. Mayorquin also serves as the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. During the past five years, neither the Reporting Person nor its officers, directors or control persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 5, 2015, Legacy International Holdings Group, LLC purchased 57,000,000 shares of restricted common stock from the Issuer for $65,000.  Mr. Mayorquin controls Legacy International Holdings Group, LLC, and also serves as the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  Mr. Mayorquin hereby owns shares of the issuer indirectly via Legacy International Holdings Group, LLC. The Reporting Person used operating funds to acquire the shares.  The Reporting Person did not borrow funds for the purchase disclosed herein.

Item 4. Purpose of Transaction

The Reporting Person purchased the shares disclosed herein to hold in its personal account without the intent, at this time, to distribute through public resale.  The Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, (ii) the disposition of securities of the Issuer; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board, except as otherwise disclosed in the Form 8-K dated January 27, 2017; (vi) any material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Company's business or corporate structure; (viii) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (ix) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (x) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (xi) any action similar to those enumerated above. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, the Reporting Person does not hold any other share of common stock of the Issuer.

(c) Except as described herein, no transactions in shares of common stock of the Issuer were effected during the past 60 days by the Company, or to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017	By:	/s/ Jose R. Mayorquin
Jose R. Mayorquin Legacy International Holdings Group, LLC

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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